Exhibit 21.1

PHOTOMEDEX, INC.
a Nevada corporation

LIST OF SUBSIDIARIES
(as of December 31, 2011)

The active subsidiaries are:

Radiancy (Israel), Ltd., a company organized under the laws of Israel

ProCyte Corporation, a Washington corporation *

Radiancy, Inc. a Delaware corporation

Photo Therapeutics, Inc., a Delaware corporation *

Photo Therapeutics Limited, a company organized under the laws of England and Wales

*  Merged with PhotoMedex, Inc. on December 31, 2011,

E-21.1